Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

February 19, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Incapital Unit Trust, Series 66

Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015

File Nos. 333-199010 and 811-22581

Dear Ms. Hui:

This letter is in response to your comments given during telephone conversations with our office regarding amendment no. 2 to the registration statement on Form S-6 for Incapital Unit Trust, Series 66, filed on January 29, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen Tradewinds Global Energy Revolution Portfolio, Series 1 (the “Trust”). Please note that the Trust has changed its name from Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015 to Nuveen Tradewinds Global Energy Revolution Portfolio, Series 1.

Prospectus

Principal Investment Strategy (p. 2)

1. The prospectus states that the Trust will invest in companies classified in the energy sector as well as other energy-related sectors that directly supply products, services and technologies believed to impact the transformative events across the energy markets. Please further describe or define the link these companies have with the energy markets.

Response: The second sentence of the first paragraph under the “Principal Investment Strategy” section has been revised to state: “For purposes of the 80% test, the Trust will include energy and energy-related companies classified in the energy sector as well as other energy-related sectors that are principally engaged in directly supplying products, services and technologies to the energy markets.”

Other Revisions

Please note that the Trust has changed its term to two years. Accordingly, revisions related to this change have been made throughout the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren